* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. The voting polls will be open until 11:59 p.m. (Eastern Time) May 18, 2026.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING
If you would like to attend the Extraordinary General Meeting of Shareholders, please register for the virtual-only meeting to be held via live webcast on May 20, 2026 at 9:00 p.m. Taipei Time (May 20, 2026 at 9:00 a.m. U.S. Eastern Time), via the following URL:

https://meeting.vstocktransfer.com/AGENCIAMAY26

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - Agencia Comercial Spirits Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.

1. RESOLVED AS A SPECIAL RESOLUTION THAT: The authorised share capital of the Company be increased from US$50,000 divided into 1,250,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 625,000,000 class A ordinary shares of par value of US$0.00004 each (the "Class A Shares") and (b) 625,000,000 class B ordinary shares of par value of US$0.00004 each (the "Class B Shares"), to US$200,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 2,500,000,000 Class A Shares and (b) 2,500,000,000 Class B Shares;

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. RESOLVED AS A SPECIAL RESOLUTION THAT: The voting right of the Class B Shares be varied such that every holder of Class B Shares shall have 100 votes for each Class B Share of which he is the holder;

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. RESOLVED AS A SPECIAL RESOLUTION THAT: The third amended and restated memorandum and articles of association in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect;

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. RESOLVED AS A SPECIAL RESOLUTION THAT: Immediately following completion of the matters referred to in paragraphs 1 to 3 above, 5,000,000 Class B Shares be allotted and issued to Ping Shiang Business Ltd for an aggregate consideration of US$200.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Extraordinary General Meeting or any continuations, adjournments or postponements thereof.

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

AGENCIA COMERCIAL SPIRITS LTD
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2026
9:00 p.m. Taipei Time
(9:00 a.m. Eastern Time)

To Register for the Virtual Meeting, Please Visit:
https://meeting.vstocktransfer.com/AGENCIAMAY26

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and the Proxy Statement, and revokes all prior proxies. The undersigned hereby appoints Mr. TSAI Yi-Yang, or failing him, the Chairperson of the 2026 Extraordinary General Meeting of Shareholders, with full power of substitution, as proxy to represent the undersigned virtually and to vote all Class A ordinary shares of Agencia Comercial Spirits Ltd (the "Company") that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting (or any adjournment or postponement thereof) to be held on May 20, 2026 at 9:00 p.m. Taipei Time (May 20, 2026 at 9:00 a.m. U.S. Eastern Time). The proxy is authorized to vote on the matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each Class A ordinary share is entitled to one vote. The proxy is further authorized to vote, in their discretion, on any other business that may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Agencia Comercial Spirits Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:______________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)